December 20, 2019

Chuanwei Chen
Chairman and Chief Executive Officer
Brilliant Acquisition Corp
99 Dan Ba Road, C-9
Putuo District, Shanghai
People's Republic of China 200062

       Re: Brilliant Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted November 26, 2019
           CIK No. 0001787518

Dear Mr. Chen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 26, 2019

Principal Shareholders, page 93

1. We note that Nisun Investment Holding Limited beneficially owns 1,004,001 ordinary shares. We also note New Lighthouse Investment Limited beneficially owns 137,999 ordinary shares. Please revise to identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of
       1934.
Certain Relationships and Related Party Transactions, page 95

2. Please revise the first paragraph and in the Summary to indicate the ownership percentage
 Chuanwei Chen
Brilliant Acquisition Corp
December 20, 2019
Page 2
         of founder shares that will be maintained through a share dividend. Also state the price per unit of the 240,000 insider units noted in the third paragraph and indicate the aggregate amount to be paid for those insider units.
        You may contact Peter McPhun at (202) 551-3581 or Jennifer Monick at
(202) 551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or James Lopez at (202) 551-3536 with any other questions.



FirstName LastNameChuanwei Chen                               Sincerely,
Comapany NameBrilliant Acquisition Corp
                                                              Division of
Corporation Finance
December 20, 2019 Page 2                                      Office of Real
Estate & Construction
FirstName LastName